UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 6, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

6 June 2007
Number 16/07

CHRIS LYNCH TO RETIRE FROM BHP BILLITON

BHP Billiton announced today that Mr Chris Lynch would retire from the Board on 30 June and from the Company early in the new financial year. Mr Lynch is currently Group President Carbon Steel Materials and an Executive Director. He was appointed to the Board in January 2006.

Commenting on his decision, Mr Lynch said he would leave feeling confident about the future success of BHP Billiton and its outstanding people. "My time with BHP and then BHP Billiton has been both professionally and personally rewarding and I am looking forward to new challenges. I wish the Company great success in the years ahead," he said.

Chief Executive Officer Chip Goodyear paid tribute to Mr Lynch. "I have had the privilege of working alongside Chris over the last seven years. I thank him for his commitment to the Company and for his support and guidance. I wish him health and happiness in the years ahead," he said.

Chairman Don Argus also paid tribute to Mr Lynch and to his considerable achievements over the past seven years. "Chris is a world class executive who has made a significant contribution to the Company over many years, including in his role as Chief Financial Officer and more recently as Group President Carbon Steel Materials. My Board colleagues join me in thanking him for his many contributions to the Company," he said.

An announcement about Mr Lynch's replacement will be made in due course. Until that time the Chief Executive Officer, Chip Goodyear, will assume the responsibilities of the role.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 6 June 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary